                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                         TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)*

                         CHADMOORE WIRELESS GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   157259 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Philip H. Werner, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                               New York, NY 10178
                             Tel. No.: 212-309-6000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 16, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                              (Page 1 of 14 Pages)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

-------------------------------                   ------------------------------
   CUSIP No.  157259 10 2              13D              Page 2 of 14 Pages
-------------------------------                   ------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Recovery Equity Investors II, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
                      WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                            |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

      NUMBER OF                         0
       SHARES          ---------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER(1)
      OWNED BY
        EACH                            27,974,654
      REPORTING        ---------------------------------------------------------
     PERSON WITH         9     SOLE DISPOSITIVE POWER(1)

                                        27,974,654
                       ---------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)

                      27,974,654
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 |_|

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      43.16%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Recovery Equity Investors II, L.P. ("REI") can acquire shares of Common Stock of Chadmoore Wireless Group, Inc., a Colorado corporation ("Chadmoore"), pursuant to the terms and conditions of a Stock Purchase Warrant, dated May 1, 1998 (the "Eleven-Year Warrant"). Under the terms of the Eleven-Year Warrant, REI cannot exercise the Eleven-Year Warrant until the tenth anniversary of its date of issuance (May 1, 1998), except to the extent that Chadmoore issues shares of Common Stock in connection with certain specified securities and then only to the extent of three shares for each four shares of Common Stock so issued. As of November 1, 2001, the Eleven-Year Warrant was currently exercisable for up to 8,096,719 shares of Common Stock and another Stock Purchase Warrant, dated May 1, 1998 (the "Five and One-Half Year Warrant"), was currently exercisable for up to 11,023,273 shares of Common Stock and, accordingly, these shares are included in the number of shares set forth in rows 8 and 9 above. Also includes 525,000 shares which are issuable to REI on account of issuances of Common Stock to the holders of one of Chadmoore's subsidiaries, which have not yet been issued to REI. All shares of Common Stock identified in rows 8 and 9 above are subject to the voting arrangement described in item 6 herein and, accordingly, Nextel Communications, Inc. could be deemed to share voting power with respect to such shares. Does not include (i) shares which were acquirable under a Stock Purchase Warrant, dated May 1, 1998 (the "Three Year Warrant"), that has expired or (ii) shares owned by Robert Moore, with whom REI had an agreement to vote for directors in a certain manner, which agreement to so vote has expired.

-------------------------------                   ------------------------------
   CUSIP No.  157259 10 2              13D              Page 3 of 14 Pages
-------------------------------                   ------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Recovery Equity Partners II, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
                      WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                            |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

      NUMBER OF                         0
       SHARES          ---------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER(1)
      OWNED BY
        EACH                            27,974,654
      REPORTING        ---------------------------------------------------------
     PERSON WITH         9     SOLE DISPOSITIVE POWER(1)

                                        27,974,654
                       ---------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)

                      27,974,654
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 |_|

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      43.16%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Recovery Equity Investors II, L.P. ("REI") can acquire shares of Common Stock of Chadmoore Wireless Group, Inc., a Colorado corporation ("Chadmoore"), pursuant to the terms and conditions of a Stock Purchase Warrant, dated May 1, 1998 (the "Eleven-Year Warrant"). Under the terms of the Eleven-Year Warrant, REI cannot exercise the Eleven-Year Warrant until the tenth anniversary of its date of issuance (May 1, 1998), except to the extent that Chadmoore issues shares of Common Stock in connection with certain specified securities and then only to the extent of three shares for each four shares of Common Stock so issued. As of November 1, 2001, the Eleven-Year Warrant was currently exercisable for up to 8,096,719 shares of Common Stock and another Stock Purchase Warrant, dated May 1, 1998 (the "Five and One-Half Year Warrant"), was currently exercisable for up to 11,023,273 shares of Common Stock and, accordingly, these shares are included in the number of shares set forth in rows 8 and 9 above. Also includes 525,000 shares which are issuable to REI on account of issuances of Common Stock to the holders of one of Chadmoore's subsidiaries, which have not yet been issued to REI. All shares of Common Stock identified in rows 8 and 9 above are subject to the voting arrangement described in item 6 herein and, accordingly, Nextel Communications, Inc. could be deemed to share voting power with respect to such shares. Does not include (i) shares which were acquirable under a Stock Purchase Warrant, dated May 1, 1998 (the "Three Year Warrant"), that has expired or (ii) shares owned by Robert Moore, with whom REI had an agreement to vote for directors in a certain manner, which agreement to so vote has expired.

-------------------------------                   ------------------------------
   CUSIP No.  157259 10 2              13D              Page 4 of 14 Pages
-------------------------------                   ------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Joseph James Finn-Egan
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
                      WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                            |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                      United States citizen
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

      NUMBER OF                         0
       SHARES          ---------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER(1)(2)
      OWNED BY
        EACH                            27,974,654
      REPORTING        ---------------------------------------------------------
     PERSON WITH         9     SOLE DISPOSITIVE POWER(1)

                                        0
                       ---------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER(1)(2)

                                        27,974,654
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)

                      27,974,654
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 |_|

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      43.16%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Recovery Equity Investors II, L.P. ("REI") can acquire shares of Common Stock of Chadmoore Wireless Group, Inc., a Colorado corporation ("Chadmoore"), pursuant to the terms and conditions of a Stock Purchase Warrant, dated May 1, 1998 (the "Eleven-Year Warrant"). Under the terms of the Eleven-Year Warrant, REI cannot exercise the Eleven-Year Warrant until the tenth anniversary of its date of issuance (May 1, 1998), except to the extent that Chadmoore issues shares of Common Stock in connection with certain specified securities and then only to the extent of three shares for each four shares of Common Stock so issued. As of November 1, 2001, the Eleven-Year Warrant was currently exercisable for up to 8,096,719 shares of Common Stock and another Stock Purchase Warrant, dated May 1, 1998 (the "Five and One-Half Year Warrant"), was currently exercisable for up to 11,023,273 shares of Common Stock and, accordingly, these shares are included in the number of shares set forth in rows 8 and 9 above. Also includes 525,000 shares which are issuable to REI on account of issuances of Common Stock to the holders of one of Chadmoore's subsidiaries, which have not yet been issued to REI. All shares of Common Stock identified in rows 8 and 9 above are subject to the voting arrangement described in item 6 herein and, accordingly, Nextel Communications, Inc. could be deemed to share voting power with respect to such shares. Does not include (i) shares which were acquirable under a Stock Purchase Warrant, dated May 1, 1998 (the "Three Year Warrant"), that has expired or (ii) shares owned by Robert Moore, with whom REI had an agreement to vote for directors in a certain manner, which agreement to so vote has expired.

(2) Joseph James Finn-Egan and Jeffrey A. Lipkin share voting and dispositive power over these shares in their capacity as sole general partners of Recovery Equity Partners II, L.P., which in turn is the sole general partner of REI.

-------------------------------                   ------------------------------
   CUSIP No.  157259 10 2              13D              Page 5 of 14 Pages
-------------------------------                   ------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Jeffrey A. Lipkin
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
                      WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                            |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                      United States citizen
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

      NUMBER OF                         0
       SHARES          ---------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER(1)(2)
      OWNED BY
        EACH                            27,974,654
      REPORTING        ---------------------------------------------------------
     PERSON WITH         9     SOLE DISPOSITIVE POWER(1)

                                        0
                       ---------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER(1)(2)

                                        27,974,654
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)

                      27,974,654
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 |_|

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      43.16%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Recovery Equity Investors II, L.P. ("REI") can acquire shares of Common Stock of Chadmoore Wireless Group, Inc., a Colorado corporation ("Chadmoore"), pursuant to the terms and conditions of a Stock Purchase Warrant, dated May 1, 1998 (the "Eleven-Year Warrant"). Under the terms of the Eleven-Year Warrant, REI cannot exercise the Eleven-Year Warrant until the tenth anniversary of its date of issuance (May 1, 1998), except to the extent that Chadmoore issues shares of Common Stock in connection with certain specified securities and then only to the extent of three shares for each four shares of Common Stock so issued. As of November 1, 2001, the Eleven-Year Warrant was currently exercisable for up to 8,096,719 shares of Common Stock and another Stock Purchase Warrant, dated May 1, 1998 (the "Five and One-Half Year Warrant"), was currently exercisable for up to 11,023,273 shares of Common Stock and, accordingly, these shares are included in the number of shares set forth in rows 8 and 9 above. Also includes 525,000 shares which are issuable to REI on account of issuances of Common Stock to the holders of one of Chadmoore's subsidiaries, which have not yet been issued to REI. All shares of Common Stock identified in rows 8 and 9 above are subject to the voting arrangement described in item 6 herein and, accordingly, Nextel Communications, Inc. could be deemed to share voting power with respect to such shares. Does not include (i) shares which were acquirable under a Stock Purchase Warrant, dated May 1, 1998 (the "Three Year Warrant"), that has expired or (ii) shares owned by Robert Moore, with whom REI had an agreement to vote for directors in a certain manner, which agreement to so vote has expired.

(2) Joseph James Finn-Egan and Jeffrey A. Lipkin share voting and dispositive power over these shares in their capacity as sole general partners of Recovery Equity Partners II, L.P., which in turn is the sole general partner of REI.

                  This Amendment No. 2 relates to a Schedule 13D filed on May 13, 1998, as amended by Amendment No. 1 thereto filed on August 30, 2000 (as so amended, the "Schedule 13D"), which relates to the common stock, par value of $0.001 per share (the "Common Stock"), of Chadmoore Wireless Group, Inc., a Colorado corporation ("Chadmoore"). Information in the Schedule 13D remains in effect except to the extent that it is superseded by the information contained in this Amendment No. 2. Information given in response to each item shall be deemed incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 2 shall have the respective meanings ascribed to them in the Schedule 13D. Items 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented, as follows:

                  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  It is currently anticipated that the funds, if any, to make the $6.5 million loan by REI to Chadmoore (described in Item 6 below) will be obtained from the working capital of REI.

                  ITEM 4. PURPOSE OF TRANSACTION

                  Except as set forth in the Schedule 13D, or as set forth in this Amendment No. 2 in Item 6 below, REI has no plans or proposals which relate to, or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                  The restrictions on transfer of shares of Common Stock imposed on REI and Mr. Moore, the requirement that each of REI and Mr. Moore vote for the other's nominees to the Chadmoore Board of Directors and the requirement that each committee of the Chadmoore Board of Directors has at least one REI Director contained in the Shareholders Agreement expired on May 1, 2001.

                  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                  The information set forth in rows 7-13 of the four cover sheets filed herewith is hereby incorporated by reference in this item 5, and amends and supplements the information heretofore contained in parts (a) and (b) of these Items.

                  Such information does not reflect the additional shares of Common Stock acquirable under the Eleven-Year Warrant or the net exercise of the Five and One-Half Year Warrant (as described in Item 6 below) in the event the Amended Agreement and Plan of Reorganization (as defined below) and the dissolution and liquidation of Chadmoore is approved by Chadmoore shareholders. In such event, the deemed beneficial ownership of the reporting persons may be different.

                  Without taking into account the exercise of the Eleven Year Warrant and the Five and One-Half Year Warrant and acquisition of the underlying shares of Common Stock, the aggregate number of shares of Common Stock beneficially owned by each reporting person as of November 1, 2001 is 8,854,662, or approximately 19.38% of such securities.

                  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

AMENDED AGREEMENT AND PLAN OF REORGANIZATION

                  On August 21, 2000, Chadmoore entered into the Agreement and Plan of Reorganization. The Agreement and Plan of Reorganization was amended by the First Amendment, dated as of August 31, 2000 (pursuant to which Nextel agreed to reduce the purchase price to cover any fees and interest incurred by Chadmoore in connection with the loan obtained by Chadmoore from Barclays Bank PLC, or alternatively, to pay the fees and interest through a Nextel subsidiary in the event the proposed asset sale were terminated prior to closing), by the Second Amendment, dated as of February 20, 2001 (providing that Chadmoore could discontinue operations of specified channels while allowing the channels to be considered delivered under the asset sale agreement), by the Third Amendment, dated as of June 29, 2001 (establishing a set value for the Nextel Shares or cash to be delivered in the asset sale at $130 million and eliminating the minimum and maximum price for valuing the Nextel Shares to be delivered) and by the Fourth Amendment, dated as of November 16, 2001 (reducing the aggregate value of channels required to be delivered to Nextel from $80 million to $65 million) (the Agreement and Plan of Reorganization, as amended, the "Amended Agreement and Plan of Reorganization"). The parties' obligations to effect the asset sale are subject to satisfaction of the closing conditions contained in the Amended Agreement and Plan of Reorganization, including the expiration of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act and the approval by the Federal Communications Commission and the requisite shareholders of Chadmoore of the transactions contemplated by the Amended Agreement and Plan of Reorganization.

                  In connection with the approval of the terms and conditions of the Amended Agreement and Plan of Reorganization by the shareholders, Chadmoore has proposed that it be dissolved and liquidated in accordance with a plan of liquidation. If the Amended Agreement and Plan of Reorganization and the plan of liquidation are approved by the requisite shareholders of Chadmoore, following the closing of the asset sale in accordance with the Amended Agreement and Plan of Reorganization, and after the payment of certain of Chadmoore's known liabilities and the establishment of a reserve for the payment of other known, contingent, unliquidated and unknown claims, including the expenses of the dissolution and liquidation of Chadmoore in accordance with the plan of liquidation and the liquidating trusts, if any, created under the plan of liquidation, Chadmoore intends to distribute the remaining Nextel Shares or cash to its equity holders (currently estimated by Chadmoore as having a value of $57.1 million if the asset sale and the dissolution and liquidation together qualify as a tax-free reorganization, or $44.8 million if the asset sale and the dissolution and liquidation together do not qualify as a tax free reorganization, and having a lesser value if Chadmoore does not deliver the minimum number of channels to Nextel in the asset sale).

AMENDED SUPPORT LETTER

                  In connection with the above transaction, and as an inducement to Nextel's and Acquisition Sub's entering into the Amended Agreement and Plan of Reorganization with Chadmoore, REI signed an amended letter of support dated November 16, 2001 (the "Amended Support Letter"), in which REI agreed to, among other things:

                  (a) vote (or cause to be voted) all shares of Common Stock owned by it or which it has the right to vote in favor of approval and adoption of the exchange of the Assets for the Nextel Shares on the terms and conditions of the Amended Agreement and Plan of Reorganization (the "Reorganization") (and revoking any and all prior proxies with respect to such shares, including, without limitation, the Support Letter dated August 21, 2000 between REI and Nextel); and

                  (b) not solicit, encourage, or recommend to other holders of Common Stock that they (i) vote their shares of Common Stock against approval of the Reorganization; (ii) abstain from voting, or otherwise fail to vote, their shares of Common Stock in connection with the consideration of the Reorganization; (iii) sell, transfer, tender or otherwise dispose of their shares of Common Stock other than as contemplated in connection with the Reorganization; or (iv) attempt to exercise any applicable statutory appraisal or other similar rights.


AMENDED LETTER AGREEMENT

                  Furthermore, to induce REI to enter into the Amended Support Letter and to resolve issues arising out of the Investment Agreement between REI and Chadmoore and agreements related thereto, Chadmoore and REI signed a letter agreement dated as of November 16, 2001 (the "Amended Letter Agreement"), amending and restating in its entirety the Letter Agreement dated August 21, 2000 between Chadmoore and REI, which provides as follows:

         o In connection with the approval of the Reorganization by the shareholders, Chadmoore will adopt a plan of liquidation (the "Plan") which includes that:

                  (a) At such time as determined in accordance with the Plan and the liquidating trusts, if any, created thereunder, REI shall be entitled to receive, in exchange for the surrender of all the shares of Series C Preferred Stock of Chadmoore then owned by REI, all accrued and unpaid dividends on those shares and the Five and One-Half Year Warrant, an aggregate number of Nextel Shares or cash equal to the number of shares or cash it would have received had it exercised in full the Five and One-Half Year Warrant (using a portion of the stated value of the shares of Series C Preferred Stock to pay the exercise price of the Five and One-Half Year Warrant), plus the remaining stated value of the shares of Chadmoore Series C Preferred Stock, and the amount of all accrued and unpaid dividends on the shares of Series C Preferred Stock.

                  Because the stated value of the shares of Chadmoore Series C Preferred Stock plus accrued and unpaid dividends on such shares is anticipated to be greater than the exercise price of the Five and One-Half Year Warrant, REI and Chadmoore have agreed that such excess amount, if paid in Nextel Shares, shall be determined based on the average of the daily closing price of a Nextel Shares for the twenty consecutive trading days preceding the closing of the asset sale.

                  (b) At such time as determined in accordance with the Plan and the liquidating trusts, if any, created thereunder, REI shall be entitled to receive, in exchange for the surrender of the Eleven-Year Warrant, an aggregate number of Nextel Shares or cash equal to the number of Nextel Shares or cash that REI would have received if it had exercised the Eleven-Year Warrant in full at an exercise price of $0.001 per share, on a net exercise basis and received shares of Common Stock.

                  REI and Chadmoore have agreed that the number of shares issuable pursuant to the Five and One-Half Year Warrant and the Eleven-Year Warrant, as well as the aggregate exercise price of each of such warrants, is to be agreed to by Chadmoore and REI on the day preceding the closing date of the asset sale (based on the estimated total proceeds distributed to shareholders).

                  (c) Unless otherwise approved by REI with respect to the treatment of it as a holder of Common Stock, all holders of Common Stock shall be treated the same under the Plan.

                  In addition, if the shareholders of Chadmoore approve the Reorganization, but not the Plan, REI and Chadmoore have agreed that any distribution of the consideration received by Chadmoore in connection with the Reorganization shall be effected in a manner consistent with the foregoing.

         o Effective as of May 1, 2001, REI's obligation to exercise the Three-Year Warrant as provided in the Letter Agreement terminated and was of no further force or effect.

         o If prior to March 31, 2002, the Chadmoore shareholders approve both the Reorganization and the Plan, and REI concludes, based on opinion to be provided by KPMG, Chadmoore's independent accountants, that the Reorganization, together with the liquidation to be effected under the Plan, conform with all applicable requirements for the Reorganization, together with the liquidation to be effected under the Plan, to be treated as a tax-free reorganization under the Internal Revenue Code of 1986, as amended (the "Code") for holders of both Common Stock and Series C Preferred Stock of Chadmoore, REI will loan to Chadmoore prior to closing of the asset sale $6.5 million in cash in exchange for a promissory note, which will be payable no later than seven days after the closing date of the asset sale at REI's option in either cash, together with a facility fee of $975,000, or in the number of shares of Nextel common stock equal to 115% of the principal amount of the promissory note. If Chadmoore fails to pay such amount within seven days after the closing, the debt will also bear interest at 10% per annum. If the closing of the asset sale does not occur, the note will be payable in cash and immediately upon demand (with interest at 10% per annum from the date of issuance to the date immediately preceding the date of payment, if not paid after demand), together with a facility fee of $975,000. Chadmoore is to use its best efforts to insure that such loan is secured by its assets but subordinate to debt owed by Chadmoore to GATX Capital Corporation and Barclays Bank PLC.

         o If prior to March 31, 2002, the Chadmoore shareholders approve the Reorganization, but not the Plan or they approve the Reorganization and Plan, but REI concludes (based on KPMG being unable to provide an opinion that the Reorganization, together with the liquidation to be effected under the Plan, conform with the requirements to be tax-free) that the Reorganization, together with the liquidation under the Plan, will not be tax-free, REI will not make the loan described above, but will be entitled to receive $543,700 in cash from Chadmoore immediately following the closing.

         o Immediately following the closing of the asset sale, Chadmoore will pay REI all accrued and unpaid fees due under the Advisory Agreement, currently in the amount of $286,500. In addition, Chadmoore has agreed to pay REI an additional $312,500 in fees through the remaining term of the Advisory Agreement.

         o REI consented to such amendments to the terms of the Identified Securities (as defined in the Investment Agreement, and being certain employee stock options issued and outstanding as of May 1, 1998 or issued thereafter) which are stock options issued under any employee or consulting stock option plan established by Chadmoore (collectively, "Employee Option Identified Securities") as are necessary to permit the distribution of cash and/or Nextel Shares to the holders of such Employee Option Identified Securities as provided in the Plan in an amount equivalent to that which would be received upon their cashless, "net" exercise of such Employee Option Identified Securities, with the net amount payable thereunder being based on the amount per share to be distributed to holders of Common Stock under the Plan. REI also consented to all other amendments or modifications to such Employee Option Identified Securities with respect to re-pricing or the extension of the term thereof that have been adopted and approved by the Board of Directors of Chadmoore since May 1, 1998 through the date of the Amended Letter Agreement; provided such Board approval included the unanimous approval of the directors appointed by REI. In addition, REI consented to any other amendments or modifications to such Employee Option Identified Securities that are approved and adopted by the Board of Directors of Chadmoore after the date of the Amended Letter Agreement; provided such Board approval includes the unanimous approval of the directors appointed by REI.

         o Effective upon receipt from Chadmoore of all the securities or cash to which REI is entitled to with respect to the Eleven Year Warrant and the Five and One-Half Year Warrant under the Plan and in accordance with the terms of the Amended Letter Agreement, REI will waive certain rights under such Warrants to require Chadmoore to reserve Nextel Shares for delivery upon the exercise of such Warrants.

                  Copies of the First Amendment, Second Amendment, Third Amendment and Fourth Amendment to the Agreement and Plan of Reorganization, collectively, the Amended Support Letter and the Amended Letter Agreement are attached hereto as Exhibits 1, 2 and 3, respectively, and the foregoing descriptions of each such document are subject to and qualified in their entirety by reference to each such document.

                  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                  The following are filed as Exhibits to this Amendment No. 2 to and, accordingly, are Exhibits to the Schedule 13D as amended by this Amendment No. 2:

                  Exhibit 1: First Amendment to the Agreement and Plan of Reorganization dated as of August 30, 2000, Second Amendment to the Agreement and Plan of Reorganization dated as of February 20, 2001, Third Amendment to the Agreement and Plan of Reorganization dated as of June 29, 2001 and Fourth Amendment to the Agreement and Plan of Reorganization dated as of November 16, 2001.

                  Exhibit 2: Support Letter from REI, dated November 16, 2001, regarding the Agreement and Plan of Reorganization, dated as of August 21, 2000, by and among Nextel, Acquisition Sub and Chadmoore, as amended to date.

                  Exhibit 3: Letter Agreement, dated as of November 16, 2001, by and between Chadmoore and REI.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Partners II, L.P., Joseph J. Finn-Egan and Jeffrey A. Lipkin.

Dated: December 3, 2001

                                  RECOVERY EQUITY INVESTORS II, L.P.

                                  By:  RECOVERY EQUITY PARTNERS II, L.P.,
                                           its General Partner


                                           By: /s/ JOSEPH J. FINN-EGAN
                                              ----------------------------------
                                           Name:  Joseph J. Finn-Egan
                                           Title: General Partner


                                           By: /s/ JEFFREY A. LIPKIN
                                              ----------------------------------
                                           Name:  Jeffrey A. Lipkin
                                           Title: General Partner

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Investors II, L.P., Joseph J. Finn-Egan and Jeffrey A. Lipkin.

Dated: December 3, 2001

                                              RECOVERY EQUITY PARTNERS II, L.P.


                                              By: /s/ JOSEPH J. FINN-EGAN
                                                 -------------------------------
                                              Name:  Joseph J. Finn-Egan
                                              Title: General Partner


                                              By: /s/ JEFFREY A. LIPKIN
                                                 -------------------------------
                                              Name:  Jeffrey A. Lipkin
                                              Title: General Partner

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Investors II, L.P., Recovery Equity Partners II, L.P. and Jeffrey A. Lipkin.

Dated: December 3, 2001


                                            By: /s/ JOSEPH J. FINN-EGAN
                                               ---------------------------------
                                            Name: Joseph J. Finn-Egan

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Investors II, L.P., Recovery Equity Partners II, L.P. and Joseph J. Finn-Egan.

Dated: December 3, 2001


                                          By: /s/ JEFFREY A. LIPKIN
                                             -----------------------------------
                                          Name: Jeffrey A. Lipkin

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION

Exhibit 1: First Amendment to the Agreement and Plan of Reorganization dated as of August 30, 2000, Second Amendment to the Agreement and Plan of Reorganization dated as of February 20, 2001, Third Amendment to the Agreement and Plan of Reorganization dated as of June 29, 2001 and Fourth Amendment to the Agreement and Plan of Reorganization dated as of November 16, 2001.

Exhibit 2: Support Letter from REI, dated November 16, 2001, regarding the Agreement and Plan of Reorganization, dated as of August 21, 2000, by and among Nextel, Acquisition Sub and Chadmoore, as amended to date.

Exhibit 3: Letter Agreement, dated as of November 16, 2001, by and between Chadmoore and REI.